SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2004 MAY 12 A 9:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

10 May 2004

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

04024997

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 7 May 2004 as published in the South China Morning Post in Hong Kong on 10 May 2004 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

Irene Ko
Company Secretary

IK/lc/cw

Encl.

c.c. Clifford Chance
- Mr. Jonathan Zonis

J P Morgan
- Ms. Tintin Subagyo

dlw 5/18

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉（亞洲）有限公司*
website: http://www.ir.shangri-la.com
(Stock Code: 00069)

ANNOUNCEMENT OF FINANCIAL RESULTS BY SUBSIDIARY –

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND

THIS IS NOT THE ANNOUNCEMENT OF THE FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE QUARTER ENDED 31 MARCH 2004. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THAILAND ON 7 MAY 2004.

SUMMARY

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND ("SHPCL"), a 73.61% subsidiary of SA and a company listed on the Stock Exchange of Thailand, has announced its unaudited financial results for the quarter ended 31 March 2004 in Thailand on 7 May 2004. The financial statements of SHPCL have been prepared in accordance with accounting principles and practices generally accepted in Thailand. The unaudited Consolidated Earnings Statement of SHPCL is provided below.

SHPCL, a subsidiary of SA listed on the Stock Exchange of Thailand and in which SA has a 73.61% interest, has announced its unaudited financial results for the quarter ended 31 March 2004 in Thailand on 7 May 2004. The unaudited Consolidated Earnings Statement of SHPCL is provided below:

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND
CONSOLIDATED EARNINGS STATEMENT
FOR THE QUARTER ENDED 31 MARCH 2004 – UNAUDITED

	Three months ended 31 March 2004 Baht'000	2003 Baht'000
Revenues from hotel operations:		
Room	264,656	215,886
Food and beverage	182,646	163,636
Others	26,988	25,216
Total revenues from hotel operations	474,290	404,738
Cost of sales and services	(137,068)	(120,002)
Gross profit	337,222	284,736
Selling and administrative expenses	(105,074)	(96,223)
Earnings from the sale of goods and the rendering of services	232,148	188,513
Other incomes	6,819	8,685
Other expenses		
Depreciation	(59,448)	(50,207)
Others	(9,276)	–
Directors' remuneration	(915)	(915)
EARNINGS FROM OPERATIONS	169,328	146,076
SHARE OF LOSS FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD	–	–
PROVISION FOR LOSS ON LOANS TO AND INVESTMENT IN RELATED COMPANIES	(7,422)	(10,691)
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX	161,906	135,385
INTEREST EXPENSES	(805)	(1,174)
CORPORATE INCOME TAX	(41,146)	(36,402)
NET EARNINGS FOR THE PERIOD	119,955	97,809
BASIC EARNINGS PER SHARE (BASED ON NET EARNINGS) (BAHT)	0.92	0.75

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS INCLUDING THE EARNINGS PER SHARE PERTAIN ONLY TO SHPCL, A 73.61% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 73.61%) IN THE PROFITS OF SHPCL FOR THE QUARTER ENDED 31 MARCH 2004 IN ITS INTERIM RESULTS FOR THE PERIOD ENDED 30 JUNE 2004 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 7 May 2004

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Cheong (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *for identification only*